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                                                                  Exhibit (a)(4)

                                     [LOGO]

                          2755 CAMPUS DRIVE, SUITE 200
                          SAN MATEO, CALIFORNIA 94403

                                                               February 22, 2002

Dear Raytel Medical Corporation Stockholder:

    We are very pleased to inform you that on February 7, 2002, Raytel Medical Corporation ("Raytel") entered into a merger agreement with SHL
TeleMedicine Ltd. ("SHL") and SHL TeleMedicine Acquisition Corp., an indirect wholly-owned subsidiary of SHL ("Purchaser"), pursuant to which Purchaser has today commenced a cash tender offer to purchase all of the outstanding shares of Raytel common stock (the "Shares") for $10.25 per share in cash.

    The tender offer is conditioned on the minimum tender of a majority of the Shares (on a fully-diluted basis) as well as other conditions described in the tender offer materials enclosed with this letter. These materials also describe SHL's commitment to complete its acquisition of Raytel, once the tender offer is successfully consummated, through a merger in which all Shares not purchased in the tender offer will be converted into cash at the same net price as is paid in the tender offer.

    Current directors and executive officers of Raytel have individually agreed to tender their Shares. These Shares, in total, represent approximately 6.4% of the outstanding Shares.

    BASED UPON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF YOUR BOARD OF DIRECTORS, THE FULL BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND DETERMINED THAT THE TERMS OF SHL'S TENDER OFFER ARE FAIR TO, AND IN THE BEST INTERESTS OF, RAYTEL'S STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE SHL OFFER BY TENDERING ALL OF YOUR SHARES PURSUANT TO THE OFFER.

    In arriving at its recommendation, the special committee and our board gave careful consideration to a number of factors, including the written opinion, dated February 7, 2002, of Houlihan Lokey Howard & Zukin Capital ("Houlihan Lokey"), financial advisor to the special committee, to the effect that, as of that date and based on and subject to the matters stated in such opinion, the $10.25 per share cash consideration to be received by the Raytel stockholders in the offer and the merger is fair, from a financial point of view, to Raytel's stockholders.

    Enclosed with this letter is a Solicitation/Recommendation Statement on
Schedule 14D-9 containing the Special Committee's and the Board's recommendation and explaining the reasons behind it, as well as the background of the transaction and other important information. The full text of the Houlihan Lokey opinion is attached as Annex A to the Schedule 14D-9. Also enclosed with this letter are SHL's Offer to Purchase, a Letter of Transmittal for use in tendering your Shares and other related documents. We urge you to read the Schedule 14D-9 and the other enclosed materials carefully.

    On behalf of your board of directors and management, we thank you for the support you have given Raytel

                                          Sincerely,

                                          Richard F. Bader
                                          Chairman and Chief Executive Officer

                                          Gene I. Miller
                                          Chairman of the Special Committee